DATED 7 November 2008
CORSAIR SHIPPING LTD.
ASTRA MARITIME CORPORATION
PRIMAVERA SHIPPING CORPORATION
BEAUFIKS SHIPPING CORPORATION
and
QUENA SHIPMANAGEMENT INC. (1)
MARFIN EGNATIA BANK Societe Anonyme (2)

FACILITY AGREEMENT
in respect of
a revolving credit facility of up to USD90,000,000

Index

Clause		Page

1	Purpose and definitions	1
2	The Bank’s Commitment, Advance and Use of Proceeds	15
3	Interest and Interest Periods	17
4	Repayment and prepayment	19
5	Commitment commission, fees and expenses	21
6	Payments and taxes; Accounts and calculations	22
7	Representations and warranties	24
8	Undertakings	28
9	Conditions	34
10	Events of Default	36
11	Indemnities	40
12	Unlawfulness and Increased Costs Mitigation	40
13	Security, set-off and miscellaneous	42
14	Accounts	44
15	Assignment, transfer and lending office	45
16	Notices	47
17	Borrowers’ obligations	47
18	Governing law	49
19	Jurisdiction	49
20	ARTICLE FIVE	78
21	SUCCESSOR CORPORATION	78
SCHEDULE 1A/1B: Form of Notice of Drawdown and Acknowledgement
SCHEDULE 2: Conditions Precedent
SCHEDULE 3: Existing Charters
SCHEDULE 4: Form of Compliance Certificate
SCHEDULE 5: Indenture Excerpt

THIS AGREEMENT is dated 7 November 2008 and made
BETWEEN:
(1)	CORSAIR SHIPPING LTD., ASTRA MARITIME CORPORATION, PRIMAVERA SHIPPING CORPORATION, BEAUFIKS SHIPPING CORPORATION and QUENA SHIPMANAGEMENT INC. as Borrowers; and

(2)	MARFIN EGNATIA BANK Societe Anonyme as Bank.
IT IS AGREED as follows:
1	PURPOSE AND DEFINITIONS

1.1	Purpose

This Agreement sets out the terms and conditions upon which the Bank agrees to make available to the Borrowers a revolving credit facility of up to USD90,000,000, for the purposes of financing or refinancing part of the acquisition cost of vessels which have been or are to be purchased by the Borrowers and/or to finance other investments and/or for general corporate and working capital purposes of the Borrowers or any other Group Member but in any case in an aggregate amount of no more than 60% (during the first year of the Drawdown Period) and 50% (during any subsequent year of the Drawdown Period) of the aggregate Valuation Amounts.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Advance” means any Advance to be made available to the Borrowers in accordance with the terms of this Agreement which is to be used in financing or refinancing part of the acquisition cost payable pursuant to the MOA applicable to a Vessel on delivery of that Vessel to its Owner and, in the plural, means all of them;

“Advance” means the principal amount of each drawing in respect of the Loan to be made pursuant to Clause 2.3 and, as the context may require means the principal amount thereof outstanding from time to time;

“Approved Broker” means each of (i) H Clarkson & Co. Ltd. of St Magnus House, 3 Lower Thames Street, London EC3R 6HE, England, (ii) Arrow Research Ltd. of Harbour House, Chelsea Harbour, London SW10 0XE, England (iii) Fearnleys AS of Grev Wedels Plass 9, P.O. Box 1158 Sentrum, Oslo N-0107 Norway and (iv) Simpson Spence & Young Ltd., London or such other reputable, independent and first class firm of shipbrokers specialising in the valuation of vessels of the relevant type appointed by the Bank and agreed with the Borrowers;

“Assignee” is defined in clause 15.3;

“Available Commitment” means at any relevant time the lesser of (i) the total undrawn amount of the Revolving Facility at any time and (ii) the amount which when added to the Loan drawn down at any relevant time, would equal 60% (during the first year of the Drawdown Period) and 50% (during any subsequent year of the Drawdown Period) of the aggregate Valuation Amounts at that date as reduced, terminated or cancelled by any relevant term of this Agreement;

“Bank” means Marfin Egnatia Bank Societe Anonyme , a company duly incorporated under the laws of the Republic of Greece, having its registered office at 4 Danaidon Street, Thessaloniki, Greece and acting through its branch at 91 Akti Miaouli, 185 38 Piraeus, Greece (or of such other address as may last have been notified to the Borrowers pursuant to clause 16.2.3);

“Banking Day” means a day on which dealings in deposits in USD are carried on in the London Interbank Eurocurrency Market and a day (other than Saturday or Sunday) on which banks are open for general business in London, Piraeus and New York City and, in relation to any payment to be made into or out of China, China (or any other relevant place of payment under clause 6);

“Basel II” means the revision of the Basel Accord as contemplated by the revised framework entitled “International Convergence of Capital Measurement and Capital Standards: a Revised Framework” published by the Basel Committee on Banking Supervision on 26th June , 2004, as such revision is being implemented in the Hellenic Republic, the United Kingdom, the EEA and the EU (including, for the avoidance of doubt, by way of changes to the EU Capital Adequacy Directive):

“Basel Accord” means the accord on minimum capital requirements for internationally active banks promulgated in 1988 by the Basel Committee on Banking Supervision as amended prior to the date of this Agreement;

“Borrower” means each of Corsair Shipping Ltd. (“Borrower A”), Astra Maritime Corporation (“Borrower B”), Primavera Shipping Corporation (“Borrower C”), Beaufiks Shipping Corporation (“Borrower D”) and Quena Shipmanagement Inc. (“Borrower E”), each of which is incorporated in the Marshall Islands and has its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960, and in the plural means all of them;

“Borrowers’ Security Documents” means, at any relevant time, such of the Security Documents as shall have been executed by the Borrowers or any of them;

“Break Costs” means the aggregate amount of all losses, premiums, penalties, costs and expenses whatsoever certified by the Bank at any time and from time to time as having been incurred by it in maintaining or funding the Loan or in liquidating or re employing fixed deposits acquired to maintain the same as a result of either:
(a)	any repayment or prepayment of the Loan or any part thereof otherwise than in accordance with, respectively, clause 4.1 or clause 4.3 whether on a voluntary or involuntary basis or otherwise howsoever or

(b)	of the Borrowers failing or being incapable of drawing the Loan after a Drawdown Notice has been given;
“Casualty Amount” means five hundred thousand Dollars (USD500,000) (or the equivalent in any other currency);

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Charter Assignment” means a specific assignment of each Existing Charter and of any Extended Employment Contract required to be executed hereunder by any Owner or any Navios Charterer in favour of the Bank (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Bank may require in its sole discretion;

“Charters-in” means together:
(a)	the time charterparty in respect of Vessel B set out in Schedule 3 (the “Vessel B Charter-in”) containing also an option (the “Vessel B Purchase Option”) in respect of the purchase of such Vessel by Navios Handybulk or its nominee;

(b)	the time charterparty in respect of Vessel C set out in Schedule 3 (the “Vessel C Charter-in containing also an option (the “Vessel C Purchase Option”) in respect of the purchase of such Vessel by Navios Handybulk or its nominee;

(c)	the time charterparty in respect of Vessel D set out in Schedule 3 (the “Vessel D Charter-in”) containing also an option (the “Vessel D Purchase Option”) in respect of the purchase of such Vessel by Kleimar or its nominee each as from time to time may be hereafter amended, varied or supplemented with the Bank’s prior written consent and, in the singular, means any of them;

“Charters-out” means together:
(a)	the time charterparty in respect of Vessel A set out in Schedule 3 ;

(b)	the time charterparty in respect of Vessel B set out in Schedule 3 ;;

(c)	the time charterparty in respect of Vessel C set out in Schedule 3 ; and

(d)	the contract of affreightment in respect of Vessel D set out in Schedule 3 each as from time to time may be amended, varied or supplemented with the Bank’s prior written consent and, in the singular, means any of them;

“Chartered-in Vessels” means those of the Vessels which are subject to a Charter-in and, in the singular, means any of them;

“Charterers” means collectively the Vessel A Charterer, the Vessel B Charterer, the Vessel C Charterer and the Vessel D Charterer;

each as from time to time may be amended, varied or supplemented with the Bank’s prior written consent and, in the singular, means any of them;

“Classification” means, in relation to each Vessel, the highest class available for a vessel of her type with the relevant Classification Society;

“Classification Society” means, in relation to each Vessel, any IACS classification society which the Bank shall, at the request of the Borrower, have agreed in writing shall be treated as the classification society in relation to such Vessel for the purposes of the relevant Ship Security Documents;

“Commercial Manager” means any Group Member appointed by an Owner, with the prior written consent of the Bank, as the commercial manager of the relevant Vessel;

“Commitment” means the maximum amount which the Bank has agreed to lend to the Borrowers under clause 2.1 as reduced by any relevant term of this Agreement;

“Commitment Letter” means the letter dated 17 October 2008 issued by the Bank and addressed to Navios Holdings, duly accepted by it on behalf of the Borrowers and the Guarantors;

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 4signed by the chief financial officer of Navios Holdings;

“Compulsory Acquisition” means, in respect of a Vessel, requisition for title or other compulsory acquisition including, if that Vessel is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means for the purposes of this definition of Compulsory Acquisition either (i) sixty (60) days or, (ii) if relevant underwriters confirm in writing (in terms satisfactory to the Bank) prior to the end of such sixty (60) day period that such capture, seizure, detention or confiscation will be fully covered by the relevant owner’s war risks insurance if continuing for a further period exceeding ten (10) calendar months, the shorter of twelve (12) months and such period at the end of which cover is confirmed to attach;

“Credit Insurer” means a credit insurance agency acceptable to the Bank;

“Credit Insurance Policies” means any and all policies in respect of the Credit Insurer Insurances and, in the singular, means any of them;

“Credit Insurances” means in respect of each Vessel, the Insurances in respect of the Charter-out and (if applicable) the Purchase Option of such Vessel entered into between Navios Holdings for itself and on behalf of the relevant Borrower, Navios Charterers and any other relevant Group Member as assured and Credit Insurer as insurer;

“Credit Insurances Assignment” means a deed of, assignment of, inter alia, the Credit Insurances in respect of each Vessel to be executed by Navios Holdings and/or by the relevant Owner and/or by the relevant Navios Charterer in favour of the Bank in such form as the Bank may require in its sole discretion;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

“Delivery Date” means, in relation to a Vessel, the date on which title to and possession of that Vessel is transferred from the relevant Seller to the relevant Borrower;

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Security Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, any date being a Banking Day falling during the relevant Drawdown Period, on which the relevant Advance is, or is to be, made available;

“Drawdown Notice” means, in relation to each Advance, a notice substantially in the form of schedule 1A;

“Drawdown Period” means the period commencing on the Execution Date and ending on the earlier of (i) fifteen (15) Banking Days prior to the Expiration Date and (ii) any date on which the Commitment is finally cancelled or fully drawn under the terms of this Agreement;

“Earnings” means in relation to each Vessel all moneys whatsoever from time to time due or payable to the Owner of such Vessel (or in the case of the Chartered-in Vessel) the relevant Navios Charterer, during the Facility Period arising out of the use or operation of such Vessel including (but without limiting the generality of the foregoing) all freight, hire and passage moneys, income arising under pooling arrangements, compensation payable to the Owner in event of requisition of such Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys, and damages for breach (or payments for variation or termination) of any charterparty or other contract (including any contract of affreightment) for the employment of such Vessel;

“Earnings Account” means an interest bearing USD Account required to be opened hereunder with the Bank in the name of the Technical Manager designated “Navios — Earnings Account” and includes any other account designated in writing by the Bank to be the Earnings Account for the purposes of this Agreement and any substitute account or sub-account or revised account or revised designation or number whatsoever and any deposit account to which monies from the Earnings Account may from time to time be paid on a time deposit basis;

“Earnings Account Pledge” means the assignment pledge and charge required to be executed hereunder by the Technical Manager over the Earnings Account in such form as the Bank may require;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or any other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Environmental Affiliate” means any agent or employee of any Borrower, the Technical Manager, the Commercial Manager, or any other Group Member or any other person having a contractual relationship with any Borrower, the Technical Manager, the Commercial Manager or any other Group Member in connection with any Relevant Vessel or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Vessel;

“Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Vessel or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Vessel required under any Environmental Law;

“Environmental Claim” means (i) any claim by, or directive from, any applicable Government Entity alleging breach of, or non-compliance with, any Environmental Laws or Environmental Approvals or otherwise howsoever relating to or arising out of an Environmental Incident or (ii) any claim by any other third party howsoever relating to or arising out of an Environmental Incident (and, in each such case, “claim” shall include a claim for damages and/or direction for and/or enforcement relating to clean-up costs, removal, compliance, remedial action or otherwise) or (iii) any Proceedings arising from any of the foregoing;

“Environmental Incident” means, regardless of cause, (i) any actual or threatened discharge or release of Environmentally Sensitive Material from any Relevant Vessel; (ii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Vessel which involves collision between a Relevant Vessel and such other vessel or some other incident of navigation or operation, in either case, where the Relevant Vessel, the Technical Manager and/or the relevant Owner and/or the relevant Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable (in whole or in part) or (iii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Vessel and where such Relevant Vessel is actually or potentially liable to be arrested as a result and/or where the Technical Manager and/or the relevant Owner and/or other Group Member and/or the relevant Operator are actually, contingently or allegedly at fault or otherwise howsoever liable;

“Environmental Laws” means all laws, regulations, conventions and agreements whatsoever relating to pollution, human or wildlife well-being or protection of the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the USA);

“Environmentally Sensitive Material” means oil, oil products or any other products or substance which are polluting, toxic or hazardous or any substance the release of which into the environment is howsoever regulated, prohibited or penalised by or pursuant to any Environmental Law;

“Event of Default” means any of the events or circumstances listed in clause 10.1;

“Execution Date” means the date on which this Agreement has been executed by all the parties hereto;

“Existing Charters” means collectively the Charters-in and the Charters-out of each Vessel;

“Expiration Date” means the Original Expiration Date or any other date as the Bank may agree in writing in accordance with the provisions of clause 4.1, provided that if such day is not a Banking Day, the Expiration Date shall be the next succeeding day which is a Banking Day unless such next succeeding Banking Day falls in another calendar month in which event the Expiration Date shall be the immediately preceding Banking Day;

“Extended Employment Contract” means, in respect of a Vessel, any time charterparty, contract of affreightment or other contract of employment of such ship (including the entry of any Vessel in any pool) which has a tenor of not less than ten (10) months (including any options to renew or extend such tenor);

“Facility Period” means the period starting on the first Drawdown Date and ending on such date as all obligations whatsoever of all of the Security Parties under or pursuant to the Security Documents whensoever arising, actual or contingent, have been irrevocably paid, performed and/or complied with;

“Flag State” means the Republic of Panama or the Republic of Malta or such other state or territory agreed by the Bank, at the request of the Borrowers, as the “Flag State” of a Vessel for the purposes of the Security Documents;

“General Assignment” means, in respect of each Owned Vessel, the deed of assignment of its Earnings, Insurances and Requisition Compensation executed or to be executed by the relevant Owner in favour of the Bank in such form as the Bank may require in its sole discretion, and in the plural means all of them;

“Government Entity” means any national or local government body, tribunal, court or regulatory or other agency and any organisation of which such body, tribunal, court or agency is a part or to which it is subject;

“Group” means Navios Holdings and its subsidiaries;

“Group Member” means any member of the Group;

“Guarantee” means each unconditional, irrevocable and on demand guarantee of the obligations of the Borrowers under this Agreement required to be executed by each Guarantor in favour of the Bank in such form as the Bank may require in its sole discretion and, in the plural, means all of them;

“Guarantors” means collectively Navios Holdings, Navios Handybulk, Navimax, Kleimar and the Technical Manager and, in the singular, means any of them;

“Head Owner” shall have the meaning ascribed to it in Schedule 3;

“IACS” means the International Association of Classification Societies;

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured as principal, surety or otherwise) for the payment or repayment of money;

“Indenture” means the Indenture dated as of 18 December 2006 issued by the Navios Holdings and others for 9 1/2% Senior Notes due on 18 December 2014;

“Indenture Excerpt” means the excerpt from the Indenture set out in Schedule 5;

“Insurances” means in relation to each Vessel all policies and contracts of insurance (which expression includes all entries of such Vessel in a protection and indemnity or war risks association) which are from time to time during the Facility Period in place or taken out or entered into by or for the benefit of the Owner or (in the case of a Chartered-in Vessel) the relevant Navios Charterer or in the name of Navios Holdings or any other Group Member (whether in the sole name of such Owner or Navios Charterer or Navios Holdings or any other Group Member, or in the joint names of such Owner or Navios Charterer or Navios

Holdings or any other Group Member and the Bank or otherwise) in respect of that Vessel and her Earnings or Existing Charter or Extended Employment Contract or (in the case of a Charter-in Vessel) the Purchase Option in respect of such Vessel or otherwise howsoever in connection with that Vessel and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Interest Payment Date” means, in relation to each Advance, the last day of an Interest Period and, if an Interest Period is longer than 3 months, the date falling at the end of each successive period of 3 months during such Interest Period starting from its commencement;

“Interest Period” means each period for the calculation of interest in respect of the Loan or, as the case may be, Advance ascertained in accordance with the provisions of clause 3;

“Investment and Working Capital Advance” means any Advance to be made available to the Borrowers in accordance with the terms of this Agreement which is to be used to finance investments and/or for general corporate and working capital purposes of the Borrowers or any other Group Member;

“ISM Code” means in relation to its application to the Borrowers, the Vessels and their operation:
(a)	‘The International Management Code for the Safe Operation of Ships and for Pollution Prevention’, currently known or referred to as the ‘ISM Code’, adopted by the Assembly of the International Maritime Organisation by Resolution A.741(18) on 4 November 1993 and incorporated on 19 May 1994 into Chapter IX of the International Convention for Safety of Life at Sea 1974 (SOLAS 1974); and

(b)	all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing the ISM Code, including, without limitation, the ‘Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations’ produced by the International Maritime Organisation pursuant to Resolution A.788(19) adopted on 25 November 1995, as the same may be amended, supplemented or replaced from time to time;

“ISM Code Documentation” means, in relation to each Vessel, the document of compliance (DOC) and safety management certificate (SMC) issued by a Classification Society pursuant to the ISM Code in relation to such Vessel within the periods specified by the ISM Code;

“ISM SMS” means the safety management system which is required to be developed, implemented and maintained under the ISM Code;

“ISPS Code” means the International Ship and Port Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulations issued pursuant thereto;

“ISSC” means an International Ship Security Certificate issued in respect of a Vessel pursuant to the ISPS Code;

“Kleimar” means Kleimar N.V. whose registered office is at 5 Suikerrui, 2000 Antwerp, Belgium;

“LIBOR” means, for a particular period, the rate equal to the offered quotation for deposits in USD in an amount comparable with the amount in relation to which LIBOR is to be determined for a period equal to, or as near as possible equal to, the relevant period which appears on Reuters Screen LIBOR01 at or about 11 a.m. on the second Banking Day before the first day of such period (and, for the purposes of this Agreement, “Reuters Screen LIBOR01” means the display designated as “LIBOR01” on the Reuters Service or such other page as may replace LIBOR01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the British Bankers’ Association Interest Settlement Rates for USD)) or (if the Bank is for any reason unable to ascertain the rate) the rate determined by the Bank to be that at which deposits in USD and in an amount comparable with the amount in relation to which LIBOR is to be determined and for a period equal to the relevant period were being offered by the Bank to prime banks in the London Interbank Market at or about 11 a.m. on the second Banking Day before the first day of such period;

“Loan” means the principal amount borrowed by the Borrowers under this Agreement or (as the context may require) the principal amount owing to the Bank under this Agreement at any relevant time;

“MII & MAP Policy” means a mortgagee’s interest and pollution risks insurance policy (including additional perils (pollution) cover) in respect of each Mortgaged Vessel to be effected by the Bank on or before the first Drawdown Date to cover the Mortgaged Vessels as the same may be renewed or replaced annually thereafter and maintained throughout the Facility Period through such brokers, with such underwriters and containing such coverage as may be acceptable to the Bank in its sole discretion, insuring a sum of at least one hundred and ten per cent (110%) of the Loan;

“Management Agreements” means, in respect of each Mortgaged Vessel, the agreements between (i) the relevant Owner and the Technical Manager and (ii) the relevant Owner and the Commercial Manager, each in a form previously approved in writing by the Bank;

“Manager’s Undertakings” means, collectively, the undertakings and (in respect of the Technical Manager’s undertakings) assignments required to be executed respectively hereunder by the Technical Manager and the Commercial Manager in favour of the Bank in respect of each of the Mortgaged Vessels each in such form as the Bank may require in its sole discretion and, in the singular, means any of them;

“Managers” means collectively the Commercial Manager and the Technical Manager and, in the singular, means either of them;

“Margin” means 2.75 per cent per annum;

“MOA” means each memorandum of agreement to be made between a Borrower (other than the Borrower A) or any Navios Charterer on its behalf and a Seller pursuant to which such Borrower shall agree to purchase a Vessel (other than the Vessel A) from the relevant Seller as amended, varied or supplemented from time to time and, in the plural, means all of them;

“month” means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (i) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in the such next calendar month and (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;
“Mortgage” means, in relation to each Owned Vessel, together the first priority mortgage and accompanying deed of covenants or ( as the case may be) first preferred mortgage of such Owned Vessel required to be executed hereunder by the Borrower which is or will be the Owner thereof in such form as the Bank may agree or require, and in the plural means all of them;

“Mortgaged Vessel” means, at any relevant time, a Vessel which is at such time subject to a Mortgage and/or the Earnings, Insurances and Requisition Compensation (each such term as defined in the relevant Ship Security Documents) of which are subject to an Encumbrance pursuant to the relevant Ship Security Documents and a Vessel shall, for the purposes of this Agreement, be regarded as a Mortgaged Vessel as from whichever shall be the earlier of (a) her Delivery Date and (b) the date on which the Mortgage of that Vessel has been executed and registered in accordance with this Agreement until whichever shall be the earlier of (i) the payment in full of the amount required to be paid to the Bank pursuant to clause 4.3 or 4.4 following the Total Loss or sale respectively of such Vessel and (ii) the end of the Facility Period;

“Navios Charterers” means collectively Navios Handybulk, Navimax, Kleimar and any other Group Member which may, from time to time, be a charterer of a Chartered-in Vessel;

“Navios Handybulk” means Navios Handybulk Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Navios Holdings” means Navios Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Navimax” means Navimax Corporation, a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Operator” means any person who is from time to time during the Facility Period concerned in the operation of a Relevant Vessel and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code;

“Original Expiration Date” means, subject to clause 6.3, the date falling 24 months after the Drawdown Date first to occur;

“Owned Vessels” means collectively those of the Vessels which are owned by a Borrower and, in the singular, means any of them;

“Owner” means, in relation to Vessel A the Borrower A, in relation to Vessel B the Borrower B, in relation to Vessel C the Borrower C, in relation to Vessel D the Borrower D and in relation to Vessel E the Owner E, and in the plural means all of them;

“Permitted Encumbrance” means any Encumbrance created pursuant to or expressly permitted by the Security Documents and Permitted Liens or otherwise permitted by the Bank;

“Permitted Liens” means any lien on a Vessel for master’s, officer’s or crew’s wages outstanding in the ordinary course of trading, any lien for salvage and any ship repairer’s or outfitter’s possessory lien for a sum not (except with the prior written consent of the Bank) exceeding the Casualty Amount (as defined in the relevant Mortgage);

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets, carries on, or has a place of business or is otherwise howsoever effectively connected;

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Purchase Option Price” means with respect to Vessel B, Vessel C and Vessel D, the respective prices listed on Schedule 3;

“Purchase Options” means together the Vessel B Purchase Option, the Vessel C Purchase Option and the Vessel D Purchase Option and, in the singular, means any of them;

“Receiving Bank” means Bank of New York, Mellon New York, USA or such other bank as may from time to time be notified by the Bank to the Borrowers;

“Registry” means, in relation to each Vessel, the office of the registrar, commissioner or representative of the Flag State, who is duly empowered to register such Vessel, the relevant Owner’s title thereto and the relevant Mortgage under the laws and flag of the Flag State;

“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, Government Entity or central bank or other self-regulating or supra-national authority in order to enable the Borrowers lawfully to draw the Loan and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising and/or grant security under the relevant Security Documents and/or to ensure the continuous validity and enforceability thereof;

“Required Security Amount” means the amount in USD (as certified by the Bank) which is at any relevant time 150% of the Loan;

“Requisition Compensation” means in respect of each Vessel all moneys or other compensation from time to time payable during the Facility Period by reason of Compulsory Acquisition of such Vessel;

“Relevant Vessel” means each Vessel and any other ocean going vessel from time to time owned, managed or crewed by, or demise or bareboat chartered to an Owner or any other Group Member;

“Revolving Facility” means revolving credit facility of up to the lesser of (i) USD 90,000,000 and (ii) 60% of the aggregate Valuation Amounts (during the first year of the Drawdown Period) or 50% of the aggregate Valuation Amounts (during any subsequent year of the Drawdown Period) to be provided by the Bank on the terms and subject to the conditions of this Agreement;

“Security Documents” means this Agreement, the Mortgages, the General Assignments, the Charter Assignments, the Credit Insurance Assignments, the Earnings Account Pledge, the Guarantees, the Manager’s Undertakings, and any other documents as may have been or shall from time to time after the date of this Agreement be executed in favour of the Bank to guarantee and/or to govern and/or to secure payment of all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrowers pursuant to this Agreement (whether or not any such document also guarantees and/or secures moneys from time to time owing pursuant to any other document or agreement);

“Security Party” means the Borrowers, the Guarantors, the Managers or any other person who may at any time be a party to any of the Security Documents (other than the Bank);

“Security Value” means the amount in USD (as certified by the Bank) which, at any relevant time, is the aggregate of (i) the Valuation Amounts of the Vessels as most recently determined in clause 8.2.2 and (ii) the market value of any additional security at that time held by the Bank and provided under clause 8.2.1 or otherwise;

“Sellers” means collectively:
(a)	in respect of each of Vessel B , Vessel C and Vessel D the company identified in Schedule 3 as the registered owner of such Vessel; and

(b)	in respect of Vessel E the company which shall be the seller of Vessel E under the relevant MOA and, in the singular, means any of them;

“Shareholder” means, Anemos Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Ship Security Documents” means in relation to each Owned Vessel, the Mortgage, the General Assignment, the Charter Assignment (if applicable) and each Manager’s Undertaking in respect of such Vessel;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly);

“Technical Manager” means Navios Shipmanagement Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 or any other person appointed by an

Owner, with the prior written consent of the Bank, as the technical manager of the relevant Mortgaged Vessel;
“Total Loss” means, in respect of each Vessel:
(a)	actual, constructive, compromised, agreed or arranged total loss of such Vessel; or

(b)	Compulsory Acquisition; or

(c)	the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Vessel (other than Compulsory Acquisition) by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, unless the Vessel be released and restored to the owner of such Vessel within 30 days after such incident;
“Transferee” is defined in clause 15.4; and

“U.S.” means the United States of America;

“Unlawfulness” means any event or circumstance which either is or, as the case may be, might in the reasonable opinion of the Bank become the subject of a notification by the Bank to the Borrowers under clause 12.1; and

“Underlying Documents” means, together, the MOAs, the Existing Charters, any Extended Employment Contracts, the Credit Insurance Policies and the Management Agreements;

“Valuation Amount” means, in respect of each Mortgaged Vessel or Chartered-in Vessel (as the case may be), the value thereof as most recently determined under clause 8.2.2;

“Vessel” means each of Vessel A, Vessel B, Vessel C, Vessel D and Vessel E and in the plural means all of them;

“Vessel A” means the m/v Navios Ulysses, a supramax bulk carrier of about 55,728 dwt built 2007, registered under Maltese flag in the ownership of the Borrower A;

“Vessel B” means the m/v Navios Astra, an ultra handymax bulk carrier of about 53,468 dwt, built 2006, presently registered under Panamanian flag in the ownership of the relevant Seller and chartered by the Head Owner to Navios Handybulk pursuant to the Vessel B Charter-in ,which may be acquired by the Borrower B following the exercise by Navios Handybulk of the Vessel B Purchase Option and nomination of the Borrower B as buyer of the Vessel B under the relevant MOA and (following such acquisition) registered in the ownership of the Borrower B under the same name and under the laws and flag of the relevant Flag State;

“Vessel C” means the m/v Navios Primavera, an ultra handymax bulk carrier of about 53,464 dwt, built 2007, presently registered under Panamanian flag in the ownership of the relevant Seller and chartered by the Head Owner to Navios Handybulk pursuant to the Vessel C Charter-in, which may be acquired by the Borrower C following the exercise by Navios Handybulk of the Vessel C Purchase Option and nomination of the Borrower C as buyer of the Vessel C under relevant MOA and (following such acquisition) registered in the ownership of the Borrower C under the same name and under the laws and flag of the relevant Flag State;

“Vessel D” means the m/v Beaufiks, a 2004-built capesize of about 180,181 dwt, presently registered under Panamanian flag in the ownership of the relevant Seller and chartered by it to

Kleimar pursuant to the Vessel D Charter-in, which may be acquired by the Borrower D following the exercise by Kleimar of the Vessel D Purchase Option and nomination of the Borrower D as buyer of the Vessel D under relevant MOA and (following such acquisition) registered in the ownership of the Borrower D under the same name and under the laws and flag of the Relevant Flag State;
“Vessel E” means a bulk carrier vessel acceptable to the Bank in its sole discretion to be acquired by the Borrower E from the relevant Seller pursuant to the relevant MOA and (following such acquisition) registered in its ownership under the laws of the relevant Flag State;

“Vessels” means collectively the Vessel A, the Vessel B, the Vessel C, the Vessel D and the Vessel E and, in the singular, means any of them;

“Vessel A Acquisition Advance” means an Acquisition Advance to be made available to the Borrower A for the purpose of assisting the Borrower A in refinancing shareholders’ loans incurred in connection wit the acquisition of Vessel A by it in accordance with the terms of this Agreement.
1.3	Construction
In this Agreement, unless the context otherwise requires:
1.3.1	clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;

1.3.2	references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.3.3	references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4	references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any Government Entity, central bank or any self-regulatory or other supra-national authority;

1.3.5	references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to the Bank shall also include a Transferee;

1.3.6	words importing the plural shall include the singular and vice versa;

1.3.7	references to a time of day are, unless otherwise stated, to London time;

1.3.8	references to a person shall be construed as references to an individual, firm, company, corporation or unincorporated body of persons or any Government Entity;

1.3.9	references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.10	references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.11	a certificate by the Bank as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrowers except for manifest error;

1.3.12	if any document, term or other matter or thing is required to be approved, agreed or consented to by the Bank such approval, agreement or consent must be obtained in writing unless the contrary is stated;

1.3.13	time shall be of the essence in respect of all obligations whatsoever of the Borrowers under this Agreement, howsoever and whensoever arising; and

1.3.14	the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.
1.4	Accounting Terms and references to currencies

All accounting terms not otherwise defined in this Agreement shall have the meanings assigned to them in accordance with US GAAP (or such other accounting principles as the Bank deems appropriate).
1.5	Contracts (Rights of Third Parties Act) 1999

Except for clause 18.6.4 no part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.
2	THE BANK’S COMMITMENT, ADVANCE AND USE OF PROCEEDS

2.1	The Commitment

In reliance upon each of the representations and warranties in clause 7, the Bank agrees to provide by way of a revolving credit facility the Loan to the Borrowers on the terms of this Agreement the principal sum of up to the lesser of (i) USD 90,000,000 and (ii) 60% (during the first year of the Drawdown Period) and 50% (during any subsequent year of the Drawdown Period of the aggregate Valuation Amounts) for the purposes stated in Clause 1.1 in multiple Advances.
2.2	Advance

2.2.1	On the terms and subject to the conditions of this Agreement, each Advance shall be made available to the Borrowers on the relevant Drawdown Date following receipt by the Bank from the Borrowers of Drawdown Notices not later than 10 a.m. on the second Banking Day falling within the Drawdown Period before each proposed Drawdown Date.

2.2.2	A Drawdown Notice shall be effective on actual receipt by the Bank and, once given, shall, subject as provided in clause 3.6.1, be irrevocable.

2.2.3	Each Advance shall be payable forthwith upon drawdown to such account or accounts as the Borrowers shall stipulate in the relevant Drawdown Notice.

2.2.4	On payment of the amount drawn down in respect of each Advance the Borrowers shall sign an Acknowledgement in the form of Schedule 1B hereto.

2.3	Amount

2.3.1	The principal amount specified in each Drawdown Notice for borrowing of an Advance on the relevant Drawdown Date shall, subject to the terms of this Agreement:
(a)	not exceed such amount as when added to the already drawn Advances will be 60% (during the first year of the Drawdown Period) and 50% (during any subsequent year of the Drawdown Period) of the aggregate Valuation Amounts of the Vessels.

(b)	not be less than one million Dollars (USD1,000,000) or more than the Available Commitment.
2.3.2	No more than five (5) Advances shall be outstanding at any one time.
2.3.3	No Advance may be made available to the Borrowers prior to the Drawdown Date of the Vessel A Acquisition Advance.

2.4	Availability

2.4.1	Upon receipt of a Drawdown Notice complying with the terms of this Agreement the Bank shall, subject to the provisions of clause 9, make each Advance available to the Borrowers on the relevant Drawdown Date in accordance with clause 2.2.

2.4.2	The Borrowers acknowledge that payment of each Advance to the account or accounts referred to in clause 2.2.3 shall satisfy the obligation of the Bank to lend that part of the Commitment to the Borrowers under this Agreement.

2.5	Cancellation

If any part of the Loan is not drawn down by the end of the Drawdown Period, the Commitment shall thereupon be automatically cancelled and the Bank shall have no further obligation under this Agreement.

2.6	Use of Proceeds

Without prejudice to the Borrowers’ obligations under clause 8.1.4, the Bank shall have no responsibility for the Borrowers’ use of the proceeds of the Loan.

3	INTEREST AND INTEREST PERIODS

3.1	Normal interest rate

The Borrowers agree to pay interest on each Advance in respect of each Interest Period relating thereto on each Interest Payment Date (or, in the case of Interest Periods of more than three (3) months, by instalments, the first three (3) months from the commencement of the relevant Interest Period and the subsequent instalments at intervals of three (3) months) at the rate per annum determined by the Bank to be the aggregate of (a) the Margin and (b) LIBOR for such period or the Bank’s cost of funding the relevant Advance for Interest Periods of longer than six (6) months.

3.2	Selection of Interest Periods

The Borrowers may by notice received by the Bank not later than 10 a.m. on the second Banking Day before the start of each Interest Period request that such Interest Period shall have a length one (1) three (3) or six (6) months or such other period as the Borrowers may select and the Bank may, subject to the same being available to it in the London Interbank Market, agree.

3.3	Determination of Interest Periods

The length of each Interest Period shall be as requested by the Borrowers under clause 3.2 but so that:

3.3.1	the first Interest Period in respect of each Advance shall start on the Drawdown Date in respect of such Advance, and each subsequent Interest Period shall start on the last day of the previous Interest Period;

3.3.2	the first Interest Period in respect of each subsequent Advance shall commence on its Drawdown Date and terminate simultaneously with the Interest Period which is then current as at the Drawdown Date in respect of the relevant Advance (from which date such Advance shall be consolidated with the rest of the Loan, which shall be treated as a single Advance for the purposes hereof);

3.3.3	if any Interest Period would otherwise overrun the relevant Expiration Date, then, such Interest Period shall end on such Expiration Date; and

3.3.4	if the Borrowers fail to specify the length of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3 such Interest Period shall last three months or such other period the Bank may determine.

3.4	Default interest

If the Bank fails to receive any sum whatsoever on its due date for payment under any of the Security Documents, the Borrowers must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Bank under this clause 3.4. The period starting on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Bank each of which (other than the first, which shall start on such due date) shall start on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Bank) of (a) two (2) per cent per annum, (b) the Margin and (c) LIBOR for such period. Such interest shall be due and payable on the last day of each such period as determined by the Bank and each such day shall be treated as an Interest Payment Date, provided that if such unpaid sum is an amount of principal which became due and payable, by reason of a declaration by the Bank under clause 10.2 or a prepayment pursuant to clauses 4.3, 4.4, 8.2 or 12.1, on a date other than an Interest Payment Date relating thereto, the first such period selected by the Bank shall be of a length equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate of two (2) per cent above the rate applicable immediately before it shall have become so due and payable. If, for the reasons specified in clause 3.6.1, the Bank is unable to determine a rate in accordance with the provisions of this clause 3.4, interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Bank to be two (2) per cent per annum above the aggregate of the Margin and the cost of funds to the Bank compounded at such intervals as the Bank selects.
3.5	Notification of Interest Periods and interest rate

The Bank agrees to notify the Borrowers promptly of the length of each Interest Period and of each rate of interest determined by it under this clause 3.

3.6	Market disruption; non-availability

3.6.1	Whenever, at any time prior to the start of any Interest Period, the Bank determines:
(a)	that adequate and fair means do not exist for determining LIBOR during such Interest Period; or

(b)	that deposits in USD are not available to the Bank in the London Interbank Market in its ordinary course of business in sufficient amounts to fund the Loan for such Interest Period; or

(c)	that the rate at which deposits in USD are being offered to the Bank in the Loan Interbank Market would not adequately reflect the cost to the Bank of making, funding the Commitment or the Loan or any part thereof for the duration of that Interest Period.
the Bank shall promptly give notice (a “Determination Notice”) thereof to the Borrowers. A Determination Notice shall give brief details of the circumstances giving rise to its issue and providing supporting documentation in respect of any such cost. After the giving of any Determination Notice any undrawn amount of the Commitment may not be borrowed until notice to the contrary is given to the Borrowers by the Bank;
3.6.2	upon a Determination Notice being given, the Borrowers and the Bank shall discuss the same in order to agree an alternative basis for maintaining the Loan, but if they are unable to agree an alternative basis within five (5) days of the date of the Determination Notice, then ten (10) days after the Determination Notice being given, the Bank shall certify an alternative (such basis, or if agreed, the basis agreed by the Bank and the Borrowers, the “Substitute Basis”) for maintaining the Loan. The Substitute Basis may include alternative interest periods, alternative currencies or alternative rates of interest but must include a margin above the cost of funds to the Bank equivalent to the Margin. Each Substitute Basis certified to the Borrowers or agreed shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Bank notifies the Borrowers that none of the circumstances specified in clause 3.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall again apply. If the Borrowers do not agree with any Substitute Basis certified by the Bank if there is no agreement between the parties, then the Borrowers may prepay the Loan or the relevant part thereof, and the terms of Clause 4.5 and 4.6 shall apply to any such prepayment.
4	REPAYMENT AND PREPAYMENT

4.1	Repayment

4.1.1	Subject as otherwise provided in this Agreement, the Borrowers must repay the Loan on the Original Expiration Date or, as hereinafter provided, in the case of any extension or renewal of the Loan pursuant to clause 4.1.2, the last Banking Day of the period specified in the Bank’s notice referred to in clause 4.1.3, whereupon, the Loan shall be cancelled and no further Advances shall be drawn down;

4.1.2	The Borrowers may request in writing one or more an extensions of the Loan for further periods of up to twelve (12) months each at least ten (10) Banking Days prior to the Original Expiration Date or (in case that the Loan has been extended pursuant to the terms of this clause 4.1) ten (10) Banking Days prior to the relevant Expiration Date specified in the Bank’s notice referred to in clause 4.1.3;

4.1.3	The Bank may (in its sole and absolute discretion) by a notice in writing to the Borrowers, consent to the request of the Borrowers referred to in clause 4.1.2 above and agree to the extension of the Loan for one or more further periods of up to twelve (12) months;

4.1.4	The Bank may at its discretion, upon giving its consent to such extension, request such additional fees as it may deem appropriate. If the Bank does not give such consent as aforesaid, all outstanding amounts of the Loan shall be repayable on the Original Expiration Date or (in case that the Loan has been extended pursuant to the provisions of clause 4.1.2) the relevant other Expiration Date;

4.1.5	If at any time the amount of the Loan exceeds the amount of the Revolving Facility then the Borrowers shall forthwith prepay to the Bank the amount of such excess;

4.1.6	The Borrowers shall on the Expiration Date also pay to the Bank all other amounts in respect of interest or otherwise then due and payable under this Agreement and the Security Documents.

4.2	Voluntary prepayment

The Borrowers may prepay the Loan in whole or part (being USD1,000,000 or any larger sum which is a whole multiple of USD1,000,000) on any Interest Payment Date relating to the part of the Loan to be repaid without premium or penalty.

4.3	Mandatory Prepayment on Total Loss

On the date falling ninety (90) days after that on which a Mortgaged Vessel or a Chartered Vessel became a Total Loss or, if earlier, on the date upon which the relevant insurance proceeds are, or Requisition Compensation is, received by the relevant Borrower or the relevant Navios Charterer (or the Bank pursuant to the Security Documents), the Borrowers shall forthwith prepay the Loan by an amount equal to such insurance proceeds or Requisition Compensation whereupon, unless otherwise agreed between the Bank and the Borrowers, the Available Commitment and the Revolving Facility shall be reduced by the amount so prepaid and no Advances in excess of such reduced Revolving Facility and Availability Commitment shall thereafter be permitted.
4.3.1	Interpretation

For the purpose of this Agreement, a Total Loss shall be deemed to have occurred:
(a)	in the case of an actual total loss of a Vessel, on the actual date and at the time such Vessel was lost or, if such date is not known, on the date on which such Vessel was last reported;

(b)	in the case of a constructive total loss of a Vessel, upon the date and at the time notice of abandonment of the ship is given to the then insurers of such Vessel (provided a claim for total loss is admitted by such insurers) or, if such insurers do not immediately admit such a claim, at the date and at the time at which either a total loss is subsequently admitted by such insurers or a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred;

(c)	in the case of a compromised or arranged total loss of a Vessel, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the then insurers of such Vessel;

(d)	in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and

(e)	in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Vessel (other than within the definition of Compulsory Acquisition) by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, which deprives the owner of such Vessel of the use of such Vessel for more than thirty (30) days, upon the expiry of the period of thirty (30) days after the date upon which the relevant incident occurred.
4.4	Mandatory prepayment on sale or refinancing, etc.

On the date of completion of the sale or refinancing of any Mortgaged Vessel and on the date of sale of any Chartered-in Vessel (other than a sale to a Borrower contemplated in this Agreement) and on the date of transfer or assignment or novation of any Charter-in or any Purchase Option to any person (other than a transfer or assignment or novation to a Borrower contemplated in this Agreement) the Borrowers shall forthwith prepay the Loan by an amount equal to such sale, refinancing, transfer, assignment or novation proceeds (as the case may be) to the Bank, whereupon, unless otherwise agreed between the Bank and the Borrowers, the Revolving Facility and the Loan shall be reduced by the amount so prepaid and no Advances in excess of such reduced Revolving Facility and Available Commitment shall thereafter be permitted.

4.5	Amounts payable on prepayment

Any prepayment of all or part of the Loan under this Agreement shall be made together with:

4.5.1	accrued interest on the amount to be prepaid to the date of such prepayment;

4.5.2	any additional amount payable under clauses 6.6 or 11.2; and

4.5.3	all other sums payable by the Borrowers to the Bank under this Agreement or any of the other Security Documents including, without limitation, any accrued commitment commission payable under clause 5.1 and any Break Costs.

4.6	Notice of prepayment;

4.6.1	No prepayment may be effected under clause 4.2 unless the Borrowers shall have given the Bank at least five(5) days’ prior written notice of their intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Bank, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified.

4.6.2	The Borrowers may not prepay any part of the Loan except as expressly provided in this Agreement.

4.6.3	Subject as otherwise provided in this Agreement, amounts prepaid in respect of the Loan pursuant to this Agreement may be reborrowed.

5	COMMITMENT COMMISSION, FEES AND EXPENSES

5.1	Fees

The Borrowers agree to pay to the Bank:

5.1.1	on the date of this Agreement, an arrangement fee of USD900,000, payable on the first Drawdown Date; and

5.1.2	on each of the dates falling at three (3) monthly intervals commencing on the date of this Agreement until the end of the Drawdown Period, a commitment commission computed daily at the rate of zero point five per cent.(0.5%) per annum on the amount obtained by deducting from the amount of USD 90,000,000 the amount of the Loan drawn down at the relevant time.

The commitment commission referred to in clause 5.1.2 must be paid by the Borrowers to the Bank regardless of whether any part of the Commitment is ever advanced.

5.2	Expenses

The Borrowers agree to reimburse the Bank on a full indemnity basis on demand for all expenses and/or disbursements whatsoever certified by the Bank as having been incurred by it from time to time and at any time:

5.2.1	in connection howsoever with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and of any contemplated or actual amendment, indulgence or the granting of any waiver or consent howsoever in connection with any of the Security Documents; and

5.2.2	in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretion under any of the Security Documents or any amendment thereto or consideration of the Bank’s rights thereunder or any action proposed or taken with interest at the rate referred to in clause 3.4 from the date on which such expenses and/or disbursements were incurred to the date of payment (as well after as before judgment).

5.3	Value Added Tax

All fees and expenses payable under to this clause 5 must be paid with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Bank under this Agreement must, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.4	Stamp and other duties

The Borrowers must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Bank) imposed on or in connection with any of the Underlying Documents, the Security Documents or the Loan and agree to indemnify the Bank against any liability arising by reason of any delay or omission by any Borrower to pay such duties or taxes.

6	PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

6.1	No set-off or counterclaim

All payments to be made by the Borrowers under any of the Security Documents must be made in full, without any set-off or counterclaim whatsoever and, subject to clause 6.6, free and clear of any deductions or withholdings, in USD not later than 11 a.m. London time on the due date to the account of the Bank at the Receiving Bank or to such other account at such other bank in such place as the Bank may from time to time notify to the Borrowers.

6.2	Payment by the Bank

The proceeds of the Loan to be advanced by the Bank to the Borrowers under this Agreement must be remitted in USD on the relevant Drawdown Date to the account or accounts specified in the relevant Drawdown Notice.

6.3	Non-Banking Days

When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

6.4	Calculations

All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.

6.5	Currency of account

If any sum due from the Borrowers under any of the Security Documents, or under any order or judgment given or made in relation thereto or for any other reason whatsoever, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against the Borrowers, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, the Borrowers undertake to indemnify and hold harmless the Bank from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to covert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Bank may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrowers under this clause 6.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Security Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.
6.6	Grossing-up for Taxes

If at any time the Borrowers must make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents, the sum due from the Borrowers in respect of such payment must then be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been made and the Borrowers agree to indemnify the Bank on demand against any losses or costs certified by the Bank to have been incurred by it by reason of any failure of the Borrowers to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrowers must promptly deliver to the Bank any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

6.7	Loan account

The Bank agrees to maintain a control account showing the Loan and other sums owing by the Borrowers under the Security Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrowers under the Security Documents.

6.8	Bank may assume receipt

Where any sum is to be paid under the Security Documents to the Bank, the Bank may assume that the payment will be made when due and the Bank may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Bank, then the person to whom such sum was so made available must on request refund such sum to the Bank together with interest thereon sufficient to compensate the Bank for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable must indemnify the Bank for any and all loss or expense which the Bank may sustain or incur as a consequence of such sum not having been paid on its due date.

6.9	Partial payments

If, on any date on which a payment is due to be made by the Borrowers under any of the Security Documents, the amount received by the Bank from the Borrowers falls short of the total amount of the payment due to be made by the Borrowers on such date then, without prejudice to any rights or remedies available to the Bank under any of the Security Documents, the Bank must apply the amount actually received from the Borrowers in or towards discharge of the obligations of the Borrowers under the Security Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrowers:

6.9.1	first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Bank under any of the Security Documents;

6.9.2	secondly, in or towards payment of any fees payable to the Bank under, or in relation to, the Security Documents which remain unpaid;

6.9.3	thirdly, in or towards payment to the Bank of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

6.9.4	fourthly, in or towards payment to the Bank of any principal in respect of the Loan which shall have become due but remains unpaid;

6.9.5	fifthly, in or towards payment to the Bank for any loss suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid and which amounts are so payable under this Agreement; and

6.9.6	sixthly, in or towards payment to the relevant person of any other sum which shall have become due under any of the Security Documents but remains unpaid (and, if more than one such sum so remains unpaid, on a pro rata basis).

The order of application set out in clauses 6.9.1 to 6.9.6 may be varied by the Bank without any reference to, or consent or approval from, the Borrowers.

7	REPRESENTATIONS AND WARRANTIES

7.1	Continuing representations and warranties

The Borrowers represent and warrant to the Bank that:

7.1.1	Due incorporation

each of the Security Parties is duly incorporated and validly existing in good standing, under the laws of its respective country of incorporation, in each case, as a corporation and has power to carry on its respective businesses as it is now being conducted and to own their respective property and other assets to which it has unencumbered legal and beneficial title except as disclosed to the Bank in writing;

7.1.2	Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Underlying Documents and the Security Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Security Documents performance of the same and no limitation on the powers of the Borrowers to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

7.1.3	Binding obligations

the Underlying Documents and the Security Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms;

7.1.4	No conflict with other obligations

the execution and delivery of, the performance of their obligations under, and compliance with the provisions of, the Underlying Documents and the Security Documents by the relevant Security Parties will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which any Security Party or other member of the Group is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or any other member of the Group is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of any Security Party or (iv) result in the creation or imposition of, or oblige any of the Security Parties to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Security Parties;

7.1.5	No default

no Default has occurred;

7.1.6	No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of either Borrower, threatened against any of the Security Parties or any other Group Members or their assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect the obligations of the Security Parties under the Security Documents;

7.1.7	No filings required

except for the registration of the Mortgages in the relevant register under the laws of the relevant Flag State through the relevant Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to any of the Underlying Documents or the Security Documents and each of the Underlying Documents and the Security Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

7.1.8	Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and no Security Party has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to money laundering);

7.1.9	Choice of law

the choice of English law to govern the Underlying Documents and the Security Documents (other than the Mortgages and the Earnings Account Pledge), the choice of the law of the Flag State to govern the Mortgages, the choice of Greek law to govern the Earnings Account Pledge and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

7.1.10	No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

7.1.11	Financial statements correct and complete

the latest audited and unaudited consolidated financial statements of Navios Holdings in respect of the relevant financial year as delivered to the Bank and present or will present fairly and accurately the financial position of Navios Holdings and the consolidated financial position of the Group as at the date thereof and the results of the operations of Navios Holdings and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither Navios Holdings nor any of its subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

7.1.12	Pari passu

the obligations of the Borrowers under this Agreement are direct, general and unconditional obligations of the Borrowers and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrowers except for obligations which are mandatorily preferred by operation of law and not by contract;

7.1.13	Information

all information, whatsoever provided by any Security Party to the Bank in connection with the negotiation and preparation of the Security Documents or otherwise provided hereafter in relation to, or pursuant to this Agreement is, or will be, true and accurate in all material respects and not misleading, does or will not omit material facts and all reasonable enquiries have been, or shall have been, made to verify the facts and statements contained therein; there are, or will be, no other facts the omission of which would make any fact or statement therein misleading;

7.1.14	No withholding Taxes

no Taxes anywhere are imposed whatsoever by withholding or otherwise on any payment to be made by any Security Party under the Underlying Documents or the Security Documents to which such Security Party is or is to be a party or are imposed on or by virtue of the execution or delivery by the Security Parties of the Underlying Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.1.15	Indenture

The entry by the Borrowers into this Agreement, and their borrowing of the Loan hereunder , and the execution by each Guarantor of the Guarantee to which it is a party do not breach Section 4.10 or any other provision of the Indenture;

7.1.16	Use of proceeds

the Borrowers shall apply the Loan only for the purposes specified in clause 2.1;

7.1.17	The Mortgaged Vessels

throughout the Facility Period, each Mortgaged Vessel will, following its Delivery date, be :
(a)	in the absolute sole, legal and beneficial ownership of the relevant Owner;

(b)	registered through the offices of the relevant Registry as a ship under the laws and flag of the relevant Flag State;

(c)	in compliance with the ISM Code and the ISPS Code and operationally seaworthy and in every way fit for service;

(d)	in good and sea-worthy and cargo-worthy condition; and

(e)	classed with the relevant Classification free of all requirements and recommendations of the relevant Classification Society.
7.1.18	Vessels’ employment

except with the prior written consent of the Bank, there will not be any agreement or arrangement whereby the Earnings (as defined in the relevant Ship Security Documents) of any Mortgaged Vessel or any Chartered-in Vessel may be shared or pooled howsoever with any other person;

7.1.19	Freedom from Encumbrances

neither Mortgaged Vessel nor its Earnings, Insurances or Requisition Compensation nor the Earnings Account nor any Existing Charter or Extended Employment Contract or Purchase Option in respect of any Vessel nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances;

7.1.20	Environmental Matters

except as may already have been disclosed by the Borrowers in writing to, and acknowledged and accepted in writing by, the Bank:
(a)	the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates, have complied with the provisions of all Environmental Laws;

(b)	the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates have obtained all Environmental Approvals and are in compliance with all such Environmental Approvals;

(c)	no Environmental Claim has been made or threatened or pending against any Borrower, or, to the best of the Borrowers’ knowledge and belief (having made due enquiry), any of their respective Environmental Affiliates; and

(d)	there has been no Environmental Incident;

7.1.21	ISM and ISPS Code

each of the Borrowers has complied with and continues to comply with and has procured that the Technical Manager has complied with and continues to comply with the ISM Code, the ISPS Code and all other statutory and other requirements relative to its business and in particular each Borrower or the Technical Manager has obtained and maintains a valid DOC and SMC for each Mortgaged Vessel and that it and the Technical Manager has implemented and continues to implement an ISM SMS;

7.1.22	Copies true and complete

the Certified Copies or originals of the Underlying Documents delivered or to be delivered to the Bank pursuant to clause 8.1 are, or will when delivered be, true and complete copies or, as the case may be, originals of such documents; and such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there have been no amendments or variations thereof or defaults thereunder;

7.1.23	the Borrowers are the ultimate beneficiaries of the Loan;

7.1.24	no Security Party has incurred any Indebtedness save under the Indenture, this Agreement or as otherwise disclosed to the Bank in writing;

7.1.25	the Guarantors and the Borrowers have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject; and

7.1.26	no Borrower or Guarantor has an office in England.

7.2	Repetition of representations and warranties

On each day throughout the Facility Period the Borrowers shall be deemed to repeat the representations and warranties in clause 7 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

8	UNDERTAKINGS

8.1	General

The Borrowers undertake with the Bank that, from the Execution Date until the end of the Facility Period, they will:

8.1.1	Notice of Default and Proceedings

promptly inform the Bank of (a) any Default (including the occurrence of any Event of Default under (and as defined in) the Indenture, in which case the Borrowers shall also provide to the Bank copies of all demands or notices made in connection therewith) and of any other circumstances or occurrence which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents and (b) as soon as the same is instituted or threatened, details of any Proceedings involving any Security Party which could have a material adverse effect on that Security Party and/or the operation of any of the Vessels (including, but not limited to any Total Loss of a Vessel or the occurrence of any Environmental Incident) and will from time to time, if so requested by the Bank, confirm to the Bank in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or threatened;

8.1.2	Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Bank with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under any applicable law (whether or not in the Pertinent Jurisdiction) for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3	Corporate Existence

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction;

8.1.4	Use of proceeds

use the Advances exclusively for the purposes specified in clause 1.1;

8.1.5	Pari passu

ensure that their obligations under this Agreement shall at all times rank at least pari passu with all their other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.6	Financial statements

provide to the Bank:
(a)	within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on SEC Form 6-K (or any successor form) in respect of Navios Holdings containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(b)	within 150 days after the end of each fiscal year of Navios Holdings, an annual report on US Form 20-F (or any successor form) in respect of Navios Holdings containing the information required to be contained therein for such fiscal year; and

(c)	at or prior to such times as would be required to be filed or furnished to the SEC (as defined in the Indenture) (hereinafter, the “SEC”) if Navios Holdings was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the US Exchange Act, all such other reports and information that Navios Holdings would have been required to file pursuant thereto

(d)	a copy of all such information and reports referred to in clauses (1) to (3) (inclusive) of Section 4.17(a) of the Indenture within the time periods specified therein (unless the SEC shall not accept such a filing) and, upon the Bank’s request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act

Provided that, in relation to (a), (b) and (c) above, to the extent that Navios Holdings ceases to qualify as a “foreign private issuer” within the meaning of the US Exchange Act, whether or not the Navios Holdings is then subject to Section 13(a) or 15(d) of the US Exchange Act, the Borrowers shall furnish to the Bank, so long as any Notes (as defined in the Indenture) are outstanding, within 30 days of the respective dates on which the Navios Holdings would be required to file such documents with the SEC if it was required to file such documents under the US Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the SEC pursuant to Section 13(a) or 15(d) of the US Exchange Act.

8.1.7	Reimbursement of MII & MAP Policy premiums

Whether or not any amount is borrowed under this Agreement, reimburse the Bank on the Bank’s written demand the amount of the premium payable by the Bank for the inception or, as the case may be, extension and/or continuance of the MII & MAP Policy (including any insurance tax thereon);

8.1.8	Compliance Certificates

deliver to the Bank:
(a)	on each Drawdown Date and on the earlier of (i) the date on which the quarterly reports are delivered under clause 8.1.6 and (ii) the date falling 75 days after the end of the financial quarter to which they refer, a Compliance Certificate together with such supporting information as the Bank may require; and

(b)	simultaneously with delivering the same under the Indenture, a copy of the compliance certificate to be issued and delivered in accordance with Section 4.06 of the Indenture.
8.1.9	Provision of further information

provide the Bank, and procure that each Guarantor and the Commercial Manager shall provide the Bank, with such financial or other information concerning the Borrowers, the Guarantors and their respective affairs, activities, financial standing, Indebtedness and operations and the performance of the Vessels and any other ship owned by any Group Member as the Bank may from time to time require and, without the need for any request therefor provide to the Bank information of any significant nature in respect of a Borrower and/or a Guarantor and/or any other Group Member including, but not limited to, details of any loans borrowed or repaid by any of them, the purchase or sale of any substantial assets (including ships) by any of them and/or the restructuring of any loan of which any of them is a borrower;

8.1.10	Obligations under Security Documents

duly and punctually perform each of the obligations expressed to be imposed or assumed by them under the Security Documents and Underlying Documents and will procure that each of the other Security Parties will, duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents and the Underlying Documents to which it is a party;

8.1.11	Compliance with ISM Code

comply with, and will procure that any Operator will comply with, and ensure that the Mortgaged Vessels and any Operator comply with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period (as defined in the Mortgages);

8.1.12	Withdrawal of DOC and SMC

immediately inform the Bank if there is any actual withdrawal of their or any Operator’s DOC or the SMC of either Mortgaged Vessel;

8.1.13	Issuance of DOC and SMC

and will procure that any Operator will promptly inform the Bank of the receipt by any Borrower or any Operator of notification that its application for a DOC or any application for an SMC for any Mortgaged Vessel has been refused;

8.1.14	ISPS Code Compliance

and will procure that the Technical Manager or any Operator will:
(a)	maintain at all times a valid and current ISSC in respect of each Mortgaged Vessel;

(b)	immediately notify the Bank in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of a Mortgaged Vessel; and

(c)	procure that each Mortgaged Vessel will comply at all times with the ISPS Code;
8.1.15	Compliance with Laws and payment of taxes

and will comply with all relevant Environmental Laws, laws, statutes and regulations (including, but not limited to, laws relating to any trading prohibition imposed by the Flag State, the country of incorporation of the Borrowers or the country of nationality of any crew member of any Vessel by which such Borrower is bound) and pay all taxes for which it is liable as they fall due;

8.1.16	Charters etc.

(i)	deliver to the Bank a Certified Copy of each Extended Employment Contract upon its execution, (ii) forthwith on the Bank’s request execute (a) a Charter Assignment in respect thereof and (b) any notice of assignment required in connection therewith and if a Default has occurred use reasonable efforts to procure the acknowledgement of any such notice of assignment by the relevant charterer (provided that any failure to procure the same shall not constitute an Event of Default) and (iii) pay all legal and other costs incurred by the Bank in connection with any such Charter Assignments, forthwith following the Bank’s demand.

8.1.17	Indenture

comply with all of the obligations undertaken by Navios Holdings for itself and on behalf of each Group Member under the Indenture which are set out in the Indenture Excerpt and the Borrowers further agree:

(a)	any terms defined in the Indenture shall have those meanings when used in the Indenture Excerpt;

(b)	no waiver or variation of any term of the Indenture by any person shall waive or vary the Borrowers’ obligations hereunder to comply with the obligations in the Indenture Excerpt, except with the consent of the Bank;

(c)	the Borrowers shall continue to be bound by their, or as the case may be, each Guarantor’s obligations as set out in the Indenture Excerpt following a Covenant Defeasance (as defined in the Indenture) or a Legal Defeasance (as defined in the Indenture) or other termination or cancellation of the Indenture;

(d)	the Borrowers will not, and will procure that the Guarantors will not, vary any term of the Indenture without the prior written consent of the Bank.
8.2	Security value maintenance

8.2.1	Security shortfall

If, at any time after the first Drawdown Date, the Security Value shall be less than the Required Security Amount, the Bank shall give notice to the Borrowers requiring that such deficiency be remedied and then the Borrowers must either:
(a)	prepay within a period of thirty (30) days of the date of receipt by the Borrowers of the Bank’s said notice such part of the Loan as will result in the Security Value after such prepayment (taking into account any other repayment of the Loan made between the date of the notice and the date of such prepayment) being equal to or higher than the Required Security Amount; or

(b)	within thirty (30) days of the date of receipt by the Borrower of the Bank’s said notice constitute to the satisfaction of the Bank such further security for the Loan as shall be acceptable to the Bank having a value for security purposes (as determined by the Bank in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the Required Security Amount as at such date.
The provisions of clauses 4.7 and 4.8 shall apply to prepayments under clause 8.2.1(a).

8.2.2	Valuation of Vessels

Each Mortgaged Vessel and each Chartered-in Vessel shall, for the purposes of this Agreement, be valued (at the Borrowers’ expense) in USD by any Approved Broker appointed by and reporting to the Bank, such valuations to be made without physical inspection, and on the basis of a sale for prompt delivery for cash at arms’ length, on normal commercial terms, as between a willing buyer and a willing seller, taking into account the benefit or burden of any charterparty or other engagement concerning the relevant Vessel (including without limitation any Existing Charters in respect thereof):
(a)	on the date falling three (3) months after the first Drawdown Date and quarterly thereafter; and

(b)	(in addition to (a) above) at any other time as the Bank shall additionally and reasonably require,

The Approved Broker’s valuations for each Vessel, less (in the case of any Chartered-in Vessel) the Purchase Option Price in respect of such Chartered-in Vessel, on each such occasion shall constitute the Valuation Amount of such Vessel for the purposes of this Agreement until superseded by the next such valuation.

8.2.3	Information

The Borrowers undertake with the Bank to supply to the Bank and to the Approved Broker such information concerning the relevant Vessel and its condition as such shipbrokers may require for the purpose of determining any Valuation Amount.

8.2.4	Costs

All costs in connection with the obtaining and any determining of any Valuation Amount pursuant to Clause 8.2.2 and any valuation either of any additional security for the purposes of ascertaining the Security Value at any time or necessitated by the Borrowers electing to constitute additional security pursuant to clause 8.2.1(b), must be paid by the Borrowers.

8.2.5	Valuation of additional security

For the purposes of this clause 8.2, the market value (i) of any additional security over a ship (other than the Vessels) shall be determined in accordance with clause 8.2.2 and (ii) of any other additional security provided or to be provided to the Bank shall be determined by the Bank in its absolute discretion.

8.2.6	Documents and evidence

In connection with any additional security provided in accordance with this clause 8.2, the Bank shall be entitled to receive (at the Borrowers’ expense) such evidence and documents of the kind referred to in schedule 2 as may in the Bank’s opinion be appropriate and such favourable legal opinions as the Bank shall in its absolute discretion require..

8.3	Negative undertakings

The Borrowers undertake with the Bank that, from the Execution Date until the end of the Facility Period, they will not, without the prior written consent of the Bank:

8.3.1	Other business or manager

undertake any business other than the ownership and operation of the Vessels or employ anyone other than the Managers as commercial and technical managers of any Vessel;

8.3.2	Acquisitions

acquire any further assets;

8.3.3	Subsidiaries

form or acquire any subsidiaries;

8.3.4	Underlying Documents

agree to vary, amend or terminate any Underlying Document;

8.3.5	Existing Charterers and Extended Employment Contracts:

without prejudice to the generality of clause 8.3.4,
(a)	agree to shorten the tenor of any Existing Charter or Extended Employment Contract; or

(b)	agree to reduce the charter hire payable under any Existing Charter or Extended Employment Contract;

(c)	without the prior written consent of the Bank and then, if such consent is given, only subject to such conditions as the Bank may impose, let or agree to let any Vessel:
(i)	on demise charter for any period; or

(ii)	by any time or consecutive voyage charter for a term which exceeds or which by virtue of any optional extensions therein contained may exceed ten(10) months’ duration; or

(iii)	on terms whereby more than two (2) months’ hire (or the equivalent) is payable in advance; or

(iv)	below the market rate prevailing at the time when the relevant Vessel is fixed.
8.4	Permitted terms, etc. under Indenture.

Notwithstanding anything in this Agreement:
(i)	any terms, transactions or events permitted by the Indenture Excerpt and

(ii)	save as otherwise expressly provided in this Agreement, any other terms or transactions or events permitted by the Indenture shall be deemed to be permitted by this Agreement.

9	CONDITIONS

9.1	Advance of any Advance

The obligation of the Bank to make its Commitment available in respect of any Advance is conditional upon:

9.1.1	the Bank, or its authorised representative, having received, not later than two (2) Banking Days before the day on which the relevant Drawdown Notice is given, the documents and evidence specified in Part 1 of schedule 2 in form and substance satisfactory to the Bank; and

9.1.2	the representations and warranties contained in clause 7 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of such Advance; and

9.1.3	no Default having occurred and being continuing and there being no Default which would result from the lending of such Advance.

9.2	Advance of the Vessel A Acquisition Advance

The obligation of the Bank to make its Commitment available in respect of the Vessel A Acquisition Advance is conditional upon:

9.2.1	the Bank, or its authorised representative, having received, on or prior to the relevant Drawdown Date, the documents and evidence specified in Part 2 and Part 4 of schedule 2 in form and substance satisfactory to the Bank;

9.2.2	the representations and warranties contained in clause 7 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of such Advance; and

9.2.3	no Default having occurred and being continuing and there being no Default which would result from the lending of such Advance.

9.3	Advance of any Acquisition Advance (other than the Vessel A Acquisition Advance)

The obligation of the Bank to make its Commitment available in respect of any Acquisition Advance (other than the Vessel A Acquisition Advance) is conditional upon:

9.3.1	the Bank, or its authorised representative, having received, on or prior to the relevant Drawdown Date, the documents and evidence specified in Part 2, Part 3 and Part 4 of schedule 2 in form and substance satisfactory to the Bank;

9.3.2	the representations and warranties contained in clause 7 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of such Advance; and

9.3.3	no Default having occurred and being continuing and there being no Default which would result from the lending of such Advance.

9.4	Advance of any Investment and Working Capital Advance

The obligation of the Bank to make its Commitment available in respect of any Investment and Working Advance is conditional upon:

9.4.1	the Bank, or its authorised representative, having received, on or prior to the relevant Drawdown Date, the documents and evidence specified in Part 2 and Part 4 of schedule 2 in form and substance satisfactory to the Bank;

9.4.2	the representations and warranties contained in clause 7 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of such Advance; and

9.4.3	no Default having occurred and being continuing and there being no Default which would result from the lending of such Advance.

9.5	Waiver of conditions precedent

The conditions specified in this clause 9 are inserted solely for the benefit of the Bank and may be waived by the Bank in whole or in part and with or without conditions.

9.6	Further conditions precedent

Not later than five (5) Banking Days prior to the Drawdown Date and not later than five (5) Banking Days prior to each Interest Payment Date, the Bank may reasonably request and the Borrowers must, not later than two (2) Banking Days prior to such date, deliver to the Bank (at the Borrowers’ expense) on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9 and 10 and clauses 4 and 5 of each Guarantee.

9.7	English language

All documents required to be delivered under and/or supplied in connection with any of the Security Documents must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Bank.

10	EVENTS OF DEFAULT

10.1	Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

10.1.1	Non-payment: any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents or the Underlying Documents (and so that, for this purpose, sums payable (i) under clauses 3.1 and 4.1 shall be treated as having been paid at the stipulated time if (aa) received by the Bank within two (2) days of the dates therein referred to and (bb) such delay in receipt is caused by administrative or other delays or errors within the banking system and (ii) on demand shall be treated as having been paid at the stipulated time if paid within two (2) Banking Days of demand); or

10.1.2	Breach of Insurance and certain other obligations: any Owner or, as the context may require, the Technical Manager or any other Security Party or any other person fails to obtain and/or maintain the Insurances for any of the Vessels or if any insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of the relevant Owner or the Technical Manager or other Security Party or any other person or any Owner or the Technical Manager or any other Security Party commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by them under clause 8; or

10.1.3	Breach of other obligations: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in clauses 10.1.1 and 10.1.2 above) unless such breach or omission, in the opinion of the Bank is capable of remedy, in which case the same shall constitute an Event of Default if it has not been remedied within fifteen (15) days of the occurrence thereof; or

10.1.4	Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.5	Cross-default: There shall occur a default (howsoever therein described) under the Indenture or any Indebtedness exceeding USD 3,000,000 in aggregate for all Security Parties is not paid when due (subject to applicable grace periods) or any Indebtedness of any Security Party becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the relevant Security Party of a voluntary right of prepayment), or any creditor of any Security Party becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to any Security Party relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned; or

10.1.6	Execution: any uninsured judgment or order made against any Security Party is not stayed, appealed against or complied with within fifteen (15) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party and is not discharged within thirty (30) days; or

10.1.7	Insolvency: any Security Party is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so; becomes insolvent; or has negative net worth (taking into account contingent liabilities); or suffers the declaration of a moratorium in respect of any of its Indebtedness; or

10.1.8	Reduction of capital: a meeting is convened by any Security Party (other than Navios Holdings without the Bank’s prior written consent, for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital without the Bank’s prior written consent; or

10.1.9	Dissolution: any corporate action, Proceedings or other steps are taken to dissolve or wind-up any Security Party or an order is made or resolution passed for the dissolution or winding up of any Security Party or a notice is issued convening a meeting for such purpose; or

10.1.10	Administration: any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party or the Bank believes that any such petition or other step is imminent or an administration order is made in relation to any Security Party; or

10.1.11	Appointment of receivers and managers: any administrative or other receiver is appointed anywhere of any Security Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party; or

10.1.12	Compositions: any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by any Security Party or by any of its creditors with a view to the general readjustment or rescheduling of all or part of its Indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

10.1.13	Analogous proceedings: there occurs, in relation to any Security Party, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Bank, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.6 to 10.1.12 (inclusive) or any Security Party otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

10.1.14	Cessation of business: any Security Party suspends or ceases or threatens to suspend or cease to carry on its business without the prior written consent of the Bank, such consent not to be unreasonably withheld; or

10.1.15	Seizure: all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity; or

10.1.16	Invalidity: any of the Security Documents and the Underlying Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents and the Underlying Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.17	Unlawfulness: any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for a Bank to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

10.1.18	Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.19	Encumbrances enforceable: any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

10.1.20	Arrest: any Mortgaged Vessel or Chartered-in Vessel is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of its owner and that owner shall fail to procure the release of such Mortgaged Vessel or Chartered-in Vessel within a period of fifteen (15) days thereafter; or

10.1.21	Registration: the registration of any Mortgaged Vessel under the laws and flag of the relevant Flag State is cancelled or terminated without the prior written consent of the Bank; or

10.1.22	Unrest: the Flag State of any Vessel or the country in which any Security Party is incorporated or domiciled becomes involved in hostilities or civil war or there is a seizure of power in the Flag State by unconstitutional means unless the Owner of the Vessel registered in such Flag State shall have transferred its Vessel onto a new flag acceptable to the Bank within sixty (60) days of the start of such hostilities or civil war or seizure of power; or

10.1.23	Environmental Incidents: an Environmental Incident occurs which gives rise, or may give rise, to an Environmental Claim which could, in the opinion of the Bank be expected to have a material adverse effect (i) on the business, assets or financial condition of any Security Party or the Group taken as a whole or (ii) on the security constituted by any of the Security Documents or the enforceability of that security in accordance with its terms; or

10.1.24	P&I: an Owner or the Technical Manager or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which a Mortgaged Vessel is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where such Mortgaged Vessel operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

10.1.25	Material events: any other event occurs or circumstance arises which, in the opinion of the Bank, is likely materially and adversely to affect either (i) the ability of any Security Party to perform all or any of its obligations under or otherwise to comply with the terms of any of the Security Documents or (ii) the security created by any of the Security Documents; or

10.1.26	Required Authorisations: any Required Authorisation is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Security Documents or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of any of the Security Documents;

10.1.27	Ownership: there is any change in the ultimate beneficial ownership of any Borrower without the prior written consent of the Bank; or

10.1.28	Underlying Documents: any Underlying Document is terminated, cancelled, revoked, suspended, rescinded, transferred, novated or otherwise ceases to remain in full force and effect or is amended or varied for any reason except with the consent of the Bank; or

10.1.29	Money Laundering: any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat “money laundering” as defined in Article 1 of the Directive (91/308 EEC) of the Council of the European Communities; or

10.1.30	Change of Control. There shall occur a “Change of Control” (as defined in the Indenture) or the “Permitted Holder” (as defined in the Indenture) owns less than 20% of the issued share capital of Navios Holdings.
PROVIDED THAT that there shall not be an Event of Default solely by reason of any of the events or circumstances described in clauses 10.1.5 to 10.1.15 inclusive taking place with respect to any Group Member which is not a Security Party unless in the opinion of the Bank, the ability of any Security Party to perform all or any of the obligations expressed to be assumed by it under, or otherwise to comply with the terms of, the Security Documents which it is a party would be materially and adversely affected.
10.2	Acceleration

The Bank may, without prejudice to any other rights of the Bank, at any time after the happening of an Event of Default so long as the same is continuing by notice to the Borrowers declare that:

10.2.1	the obligation of the Bank to make the Commitment available shall be terminated, whereupon the Commitment shall immediately be cancelled; and/or

10.2.2	the Loan and all interest and commitment commission accrued and all other sums payable whensoever under the Security Documents have become due and payable, whereupon the same shall, immediately or in otherwise accordance with the terms of such notice, become due and payable.

10.3	Demand basis

If, under clause 10.2.2, the Bank has declared the Loan to be due and payable on demand, at any time thereafter the Bank may by further notice to the Borrowers (a) demand repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable accordingly with all interest and commitment commission accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice

11	INDEMNITIES

11.1	General indemnity

Each Borrower agrees to indemnify the Bank on demand, without prejudice to any of the Bank’s other rights under any of the Security Documents, against any loss (including loss of Margin) or expense (including, without limitation, any Break Costs) which the Bank shall certify as sustained at any time by it in connection with this Agreement.

11.2	Environmental indemnity

The Borrowers shall indemnify the Bank on demand and hold it harmless from and against all costs, claims, expenses, payments, charges, losses, demands, liabilities, actions, Proceedings, penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be incurred or made or asserted whensoever against the Bank at any time, whether before or after the repayment in full of principal and interest under this Agreement, arising howsoever out of an Environmental Claim made or asserted against the Bank which would not have been, or been capable of being, made or asserted against the Bank had it not entered into any of the Security Documents or been involved in any of the resulting or associated transactions.

11.3	Capital adequacy and reserve requirements indemnity

The Borrowers shall promptly indemnify the Bank on demand against any cost incurred or loss suffered by the Bank as a result of its complying with (i) the minimum reserve requirements from time to time of the European Central Bank (ii) any capital adequacy directive of the European Union and/or (iii) any revised framework for international convergence of capital measurements and capital standards and/or any regulation imposed by any Government Entity in connection therewith, and/or in connection with maintaining required reserves with a relevant national central bank to the extent that such compliance or maintenance relates to the Commitment or deposits obtained by it to fund the whole or part thereof and to the extent such cost or loss is not recoverable by the Bank under clause 11.2.

12	Unlawfulness and Increased Costs Mitigation

12.1	Unlawfulness

Regardless of any other provision of this Agreement, in the event that the Bank notifies the Borrowers that by reason of:

(a)	the introduction of or any change in any applicable law or regulation or any change in the interpretation or application thereof; or

(b)	compliance by the Bank with any directive, request or requirement (whether or not having the force of law) of any central bank or Government Entity it becomes unlawful or it is prohibited by or contrary to such directive request or requirement for the Bank to maintain or give effect to any of its obligations in connection howsoever with this Agreement then (i) the Commitment shall be reduced to zero and (ii) the Borrowers shall be obliged to prepay the Loan either immediately or on a future date (specified in the Bank’s notice) not being earlier than the latest date permitted by the relevant law, regulation, directive, request or requirement with interest and commitment commission accrued to the date of prepayment and all other sums payable whensoever by the Borrowers under this Agreement.

12.2	Increased costs

If the Bank certifies to the Borrowers that at any time the effect of any applicable law, regulation or regulatory requirements or the interpretation or application thereof or any change therein (including the imposition upon whomsoever of Taxes on payments hereunder or otherwise howsoever in connection with this Agreement other than taxes on the overall net income of the Bank) or the effect of complying with any applicable directive, request or requirement (whether or not having the force of law) of any central bank or Government Entity (including, but not limited to, the Basel Accord and Basel II and including any kind of liquidity, stock or capital adequacy controls or other banking or monetary controls or requirements which affect the manner in which the Bank or its holding company allocates capital resources to the Bank’s obligations hereunder) is to:

12.2.1	subject the Bank to Taxes or change the basis of Taxation of the Bank relating to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income of the Bank imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2	increase the cost to, or impose an additional cost on, the Bank or its holding company in making or keeping the Commitment available or maintaining or funding all or part of the Loan; and/or

12.2.3	reduce the amount payable or the effective return to the Bank under any of the Security Documents; and/or

12.2.4	reduce the Bank’s or its holding company’s rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to the Bank’s obligations under any of the Security Documents; and/or

12.2.5	require the Bank or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by the Bank under any of the Security Documents; and/or

12.2.6	require the Bank or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of the Commitment or the Loan from its capital for regulatory purposes, then and in each such case (subject to clause 12.3) the Borrowers must on demand either:
(a)	pay to the Bank the amount which the Bank certifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which the Bank or its holding company regards as confidential) is required to compensate the Bank and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment, forgone return or loss; or

(b)	prepay the Loan, in respect of which prepayment the terms of clause 4.4 shall apply.
For the purposes of this clause 12.2 and clause 12.4 “holding company” means the company or entity (if any) within the consolidated supervision of which the Bank is included.

12.3	Exception

Nothing in clause 12.2 shall entitle the Bank to receive any amount relating to compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.6.

13	SECURITY, SET-OFF AND MISCELLANEOUS

13.1	Application of moneys

All moneys received by the Bank under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 shall be applied by the Bank as follows, or in such other order as the Bank may require in its absolute discretion:

13.1.1	first in or toward payment of all unpaid fees, commissions, sums which have been demanded by way of indemnity and expenses which may be owing to the Bank under any of the Security Documents;

13.1.2	secondly in or towards payment of any arrears of interest owing in respect of the Loan or any part thereof;

13.1.3	thirdly in or towards repayment of the Loan (whether the same is due and payable or not);

13.1.4	fourthly in or towards payment to the Bank for any loss which the Bank certifies it has suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid;

13.1.5	fifthly in or towards payment to the Bank of any other sums which the Bank certifies are owing to it under any of the Security Documents; and

13.1.6	sixthly the surplus (if any) shall be paid to the Borrowers or to whomsoever else may appear to the Bank to be entitled to receive such surplus.

13.2	Set-off

13.2.1	Each Borrower authorises the Bank (without prejudice to any of the Bank’s rights at law, in equity or otherwise), at any time and without notice to the Borrowers, to apply any credit balance to which any Borrower is then entitled standing upon any account of the Borrowers or either of them with any branch of the Bank in or towards satisfaction of any sum due and payable from the Borrowers to the Bank under any of the Security Documents. For this purpose, the Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.
13.2.2	The Bank shall not be obliged to exercise any right given to it by this clause 13.2. The Bank shall notify the Borrowers prior to or upon the exercise or purported exercise of any right of set-off.

13.2.3	Nothing in this clause 13.2 shall be effective to create a charge or other security interest.

13.3	Further assurance

The Borrowers undertake with the Bank to ensure that, throughout the Facility Period, the Security Documents shall be valid and binding obligations of the respective parties thereto and rights of the Bank enforceable in accordance with their respective terms and that they will, at their expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Bank may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.4	Conflicts

In the event of any conflict between this Agreement and any of the other Borrower’s Security Documents, the provisions of this Agreement shall prevail.

13.5	No implied waivers, remedies cumulative

No failure or delay on the part of the Bank to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by the Bank shall be effective unless it is in writing.

13.6	Severability

If any provision of this Agreement is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

13.7	Force Majeure

Regardless of any other provision of this Agreement the Bank shall not be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon the Bank or any of its representatives or employees) (iii) any act of God (iv) any act of war (whether declared or not) or terrorism (v) any failure of any information technology or other operational systems or equipment affecting the Bank or (vi) any other circumstances whatsoever outside the Bank’s control.

13.8	Amendments

This Agreement may be amended or varied only by an instrument in writing executed by both parties hereto who irrevocably agree that the provisions of this clause 13.8 may not be waived or modified except by an instrument in writing to that effect signed by both of them.

13.9	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

13.10	English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Security Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Bank.

13.11	Commitment Letter

This Agreement supersedes the terms and conditions contained in any correspondence relating to the subject matter of this Agreement exchanged between the Bank and the Borrowers or the Guarantors or their representatives prior to the date of this Agreement, including without limitation, the Commitment Letter.

14	ACCOUNTS

14.1	General

The Borrowers undertake with the Bank that they will ensure that:

14.1.1	the Technical Manager will on or before the first Drawdown Date, open the Earnings Account in its name;

14.1.2	all moneys payable to any Borrower or Guarantor in respect of the Earnings of any Vessel shall, unless and until the Bank directs to the contrary pursuant to the provisions of the relevant Mortgage, be paid to the Earnings Account, provided however that if any of the moneys paid to the Earnings Account are payable in a currency other than USD, they shall be paid to a sub-account of the Earnings Account denominated in such currency (except that if the Technical Manager fails to open such a sub-account, the Bank shall then convert such moneys into USD at the Bank’s spot rate of exchange at the relevant time for the purchase of USD with such currency and the term “spot rate of exchange” shall include any premium and costs of exchange payable in connection with the purchase of USD with such currency);

14.1.3	The Bank acknowledges that the Technical Manager shall, unless and until a Default shall occur and the Bank shall direct to the contrary, be entitled from time to time, to require that moneys for the time being standing to the credit of the Earnings Account be transferred in such amounts and for such periods as the Technical Manager selects to fixed-term deposit accounts (“deposit accounts”) opened in the name of the Technical Manager with the Bank. The Technical Manager shall not be entitled to withdraw moneys standing to the credit of the Earnings Account which are the subject of a fixed term deposit until the expiry of the period of such deposit unless the Technical Manager shall, on withdrawing such moneys pay to the Bank on demand any loss or expense which the Bank shall certify that it has sustained or incurred as a result of such withdrawal being made prior to the expiry of the period of the relevant deposit and the Bank shall be entitled to debit the Earnings Account for the amount so certified prior to such withdrawal being made. In the event that any moneys so deposited are to be applied pursuant to clause 6.9, the Borrowers shall, on such application being made, pay to the Bank on demand any loss or expense which the Bank shall certify that it has sustained or incurred as a result of such application being made prior to the expiry of the period of the relevant deposit and the Bank shall be entitled to debit the Earnings Account for the amount so certified prior to such application being made. Any deposit accounts shall, for all the purposes of the Security Documents, be deemed to be sub-accounts of the Earnings Account from which the moneys deposited in the deposit accounts were transferred and all references in the Security Documents to the Earnings Account shall be deemed to include the deposit accounts deemed as aforesaid to be sub-accounts thereof.

14.2	Earnings Account: withdrawals

Any sums standing to the credit of the Earnings Account may be applied from time to time (i) Firstly to make the payments required under this Agreement, (ii) secondly, subject to there being no breach of Clause 14.3 and to no Event of Default having occurred, in the operation of the Vessels and (iii) subject to there being at any time sufficient funds to pay amounts due under (i) and (ii) above as they fall due, thirdly for the general corporate purposes of the Borrowers.

14.3	Application of accounts

At any time after the occurrence of an Event of Default, the Bank may, without notice to the Borrowers, apply all moneys then standing to the credit of the Earnings Account (together with interest from time to time accruing or accrued thereon) in or towards satisfaction of any sums due to the Bank under the Security Documents in the manner specified in clause 13.1.

14.4	Charging of accounts

The Earnings Account and all amounts from time to time respectively standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Earnings Account Pledge.

14.5	Minimum balances

As of the first Drawdown Date, the Borrowers shall ensure that there is at all times credited to deposit accounts at the Bank in the names of any Borrower and/or any Guarantor and/or any other Group Member (including the Earnings Account) a minimum balance of USD 30,000,000.

15	ASSIGNMENT, TRANSFER AND LENDING OFFICE

15.1	Benefit and burden

This Agreement shall be binding upon, and ensure for the benefit of, the Bank and the Borrowers and their respective successors.

15.2	No assignment by Borrowers

The Borrowers may not assign or transfer any of their respective rights or obligations under this Agreement.

15.3	Assignment by Bank

The Bank may assign all or any part of its rights under any of the Security Documents to any other bank or financial institution (an “Assignee”) without the consent of the Borrowers.

15.4	Transfer by Bank

The Bank may transfer all or any part of its rights, benefits and/or obligations under this Agreement and/or any of the other Security Documents to any one or more banks or other financial institutions (a “Transferee”) without the consent of the Borrowers, provided always that any such Transferee, by delivery of such undertaking as the Bank may approve, becomes bound by the terms of this Agreement and agrees to perform all or, as the case may be, relevant part of the Bank’s obligations under this Agreement.

15.5	Documentation

If the Bank assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in clause 15.3 or 15.4 the Borrowers undertake, immediately on being requested to do so by the Bank, to enter into, and procure that the other Security Parties shall enter into, such documents as may be necessary or desirable to transfer to the Assignee or Transferee all or the relevant part of the Bank’s interest in the Security Documents. Thereafter, all relevant references in this Agreement to the Bank shall be construed as a reference to the Bank and/or its Assignee or Transferee (as the case may be) to the extent of their respective interests.

15.6	Lending office

The Bank shall lend through its office at the address specified above or through any other office of the Bank selected from time to time by it through which the Bank wishes to lend for the purposes of this Agreement.

15.7	Disclosure of information

The Bank may disclose to a prospective Assignee, Transferee or to any other person who may propose entering into contractual relations with the Bank in relation to this Agreement such information about or in connection with any of the Security Parties and the Security Documents as the Bank considers appropriate.

15.8	No additional costs

If at the time of, or immediately after, any assignment and/or transfer by the Bank of all or any part of its rights and/or benefits and/or obligations under this Agreement, or any change in the office through which the Bank lends for the purposes of this Agreement, the Borrowers would be obliged to pay to the Assignee or Transferee or (in the case of a change of lending office) the Bank under clause 6.6 or 12.2 any sum exceeding the sum (if any) which it would have been obliged to pay to the Bank under the relevant clause had no such assignment, transfer or change taken place, the Borrowers shall not be obliged to pay such excess.

16	NOTICES

16.1	General

16.1.1	unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax;

16.1.2	in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

16.2	Addresses for communications, effective date of notices

16.2.1	subject to clause 16.2.2 and clause 16.2.4 notices to the Borrowers shall be deemed to have been given and shall take effect when received in full legible form by the Borrowers at the address and/or the fax number appearing below (or at such other address or fax number as the Borrowers may hereafter specify for such purpose to the Bank by notice in writing);

Address	c/o Navios Shipmanagement Inc. 85 Akti Miaouli 185 38 Piraeus Greece
Fax no:	+ 30 210 4531984
16.2.2	notwithstanding the provisions of clause 16.2.1 or clause 16.2.4, a notice of Default and/or a notice given pursuant to clause 10.2 or clause 10.3 shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Bank to the Borrowers to the address or fax number referred to in clause 16.2.1;

16.2.3	subject to clause 16.2.4, notices to the Bank shall be deemed to be given, and shall take effect, when received in full legible form by the Bank at the address and/or the fax number appearing below (or at any such other address or fax number as the Bank may hereafter specify for such purpose to the Borrowers by notice in writing);

Address	24B Kifissias Avenue 151 25 Maroussi Attiki, Greece
Fax no:	+ 30 210 689 6358
16.2.4	if under clause 16.2.1 or clause 16.2.3 a notice would be deemed to have been given and effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.
17	BORROWERS’ OBLIGATIONS

17.1	Joint and several

Regardless of any other provision in any of the Security Documents, all obligations and liabilities whatsoever of the Borrowers herein contained are joint and several and shall be construed accordingly. Each of the Borrowers agrees and consents to be bound by the

Security Documents to which it becomes a party notwithstanding that the other Borrower may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against the other Borrower, whether or not the deficiency is known to the Bank.

17.2	Borrowers as principal debtors

Each Borrower acknowledges that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of any of the Security Documents and agrees that the Bank may continue to treat it as such, whether or not the Bank is or becomes aware that such Borrower is or has become a surety for the other Borrowers.

17.3	Indemnity

The Borrowers undertake to keep the Bank fully indemnified on demand against all claims, damages, losses, costs and expenses arising from any failure of any Borrower to perform or discharge any purported obligation or liability of that Borrower which would have been the subject of this Agreement or any other Security Document had it been valid and enforceable and which is not or ceases to be valid and enforceable against the other Borrower on any ground whatsoever, whether or not known to the Bank including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of any other Borrower (or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security Party)).

17.4	Liability unconditional

None of the obligations or liabilities of the Borrowers under any Security Document shall be discharged or reduced by reason of:

17.4.1	the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Borrower or any other person liable;

17.4.2	the Bank granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, either Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from any Borrower or any other person liable; or

17.4.3	anything done or omitted which but for this provision might operate to exonerate the Borrowers or any of them.

17.5	Recourse to other security

The Bank shall not be obliged to make any claim or demand or to resort to any security or other means of payment now or hereafter held by or available to them for enforcing any of the Security Documents against either Borrower or any other person liable and no action taken or omitted by the Bank in connection with any such security or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers under the Security Documents to which either of them is, or is to be, a party.

17.6	Waiver of Borrowers’ rights

Each Borrower agrees with the Bank that, throughout the Facility Period, it will not, without the prior written consent of the Bank:

17.6.1	exercise any right of subrogation, reimbursement and indemnity against any other Borrower or any other person liable under the Security Documents;

17.6.2	demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrower from any other Borrower or from any other person liable for such Indebtedness or demand or accept any guarantee against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same;

17.6.3	take any steps to enforce any right against any other Borrower or any other person liable in respect of any such moneys; or

17.6.4	claim any set-off or counterclaim against any other Borrower or any other person liable or claim or prove in competition with the Bank in the liquidation of any other Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, any other Borrower or any other person liable or any security granted under any Security Document now or hereafter held by the Bank for any moneys owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Bank, it will prove for the whole or any part of its claim in the liquidation of any other Borrower or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held on trust for the Bank and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Bank shall require.

18	GOVERNING LAW

18.1	Law

This Agreement is governed by and shall be construed in accordance with English law.

19	JURISDICTION

19.1	Exclusive jurisdiction

For the benefit of the Bank, and subject to clause 19.4 below, the Borrowers hereby irrevocably agree that the courts of England shall have exclusive jurisdiction:

19.1.1	to settle any disputes or other matters whatsoever arising under or in connection with this Agreement and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

19.1.2	to grant interim remedies or other provisional or protective relief.

19.2	Submission and service of process

The Borrowers accordingly irrevocably and unconditionally submit to the jurisdiction of the English courts. Without prejudice to any other mode of service each Borrower:

19.2.1	irrevocably empowers and appoints HFW Nominees Ltd at present of Friary Court, 65 Crutched Friars, London EC3N 3AE, England as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

19.2.2	agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;

19.2.3	agrees that failure by a process agent to notify the Borrowers of service of process will not invalidate the proceedings concerned;

19.2.4	without prejudice to the effectiveness of service of process on its agent under clause 19.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 16.2;

19.2.5	agrees that if the appointment of any person mentioned in clause 19.2.1 ceases to be effective, the Borrowers shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment with in seven (7) days the Bank shall thereupon be entitled and is hereby irrevocably authorised by the Borrowers in those circumstances to appoint such person by notice to the Borrowers.

19.3	Forum non conveniens and enforcement abroad

The Borrowers:

19.3.1	waive any right and agree not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within clause 19.1; and

19.3.2	agree that a judgment or order of an English court in a dispute or other matter falling within clause 19.1 shall be conclusive and binding on the Borrowers and may be enforced against it in the courts of any other jurisdiction.

19.4	Right of Bank, but not Borrowers, to bring proceedings in any other jurisdiction

19.4.1	nothing in this clause 19 limits the right of the Bank to bring proceedings, including third party proceedings, against the Borrowers or either of them, or to apply for interim remedies, in connection with this Agreement in any other court and/or concurrently in more than one jurisdiction;

19.4.2	the obtaining by the Bank of judgment in one jurisdiction shall not prevent the Bank from bringing or continuing proceedings in any other jurisdiction, whether or not these shall be founded on the same cause of action.

19.5	Enforceability despite invalidity of Agreement

The jurisdiction agreement contained in this clause 19 shall be severable from the rest of this Agreement and shall remain valid, binding and in full force and shall continue to apply notwithstanding this Agreement or any part thereof being held to be avoided, rescinded, terminated, discharged, frustrated, invalid, unenforceable, illegal and/or otherwise of no effect for any reason.

19.6	Effect in relation to claims by and against non-parties

19.6.1	for the purpose of this clause “Foreign Proceedings” shall mean any Proceedings except proceedings brought or pursued in England arising out of or in connection with or in any way related to any of the Security Documents or any assets subject thereto or any action of any kind whatsoever taken by the Bank pursuant thereto or which would, if brought by the Borrowers or either of them against the Bank, have been required to be brought in the English courts;

19.6.2	neither Borrower shall bring or pursue any Foreign Proceedings against the Bank and each Borrower shall use its best endeavours to prevent persons not party to this Agreement from bringing or pursuing any Foreign Proceedings against the Bank;

19.6.3	If, for any reason whatsoever, any Security Party and/or any third party brings or pursues against the Bank any Foreign Proceedings, the Borrowers shall indemnify the Bank on demand in respect of any and all claims, losses, damages, demands, causes of action, liabilities, costs and expenses (including, but not limited to, legal costs) of whatsoever nature howsoever arising from or in connection with such Foreign Proceedings which the Bank certifies as having been incurred by it;

19.6.4	the Bank and the Borrowers hereby agree and declare that the benefit of this clause 19 shall extend to and may be enforced by any officer, employee, agent or business associate of the Bank against whom any Borrower brings a claim in connection howsoever with (i) any of the Security Documents or any assets subject thereto or (ii) any action of any kind whatsoever taken by, or on behalf of or for the purported benefit of the Bank pursuant thereto, or which, if it were brought against the Bank, would fall within the material scope of clause 19.1. In those circumstances this clause 19 shall be read and construed as if references to the Bank were references to such officer, employee, agent or business associate, as the case may be.
IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

EXECUTION PAGES
IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a DEED by	)	/s/ Alexandros Laios

for and on behalf of	)

CORSAIR SHIPPING LTD.	)

(as Borrower) in the presence of	)	/s/ Katsouli Vasiliki

SIGNED as a DEED by	)	/s/ Alexandros Laios

for and on behalf of	)

ASTRA MARITIME CORPORATION	)

(as Borrower) in the presence of	)	/s/ Katsouli Vasiliki

SIGNED as a DEED by	)	/s/ Alexandros Laios

for and on behalf of	)

PRIMAVERA SHIPPING CORPORATION	)

(as Borrower) in the presence of	)	/s/ Katsouli Vasiliki

SIGNED as a DEED by	)	/s/ Alexandros Laios

for and on behalf of	)

BEAUFIKS SHIPPING CORPORATION	)

(as Borrower) in the presence of	)	/s/ Katsouli Vasiliki

SIGNED as a DEED by	)	/s/ Alexandros Laios

for and on behalf of	)

QUENA SHIPMANAGEMENT INC.	)

(as Borrower) in the presence of	)	/s/ Katsouli Vasiliki

SIGNED by	)	/s/ Dimitris Gialouris

for and on behalf of	)

MARFIN EGNATIA BANK Societe Anonyme	)	/s/ Stavros Yagos

(as a Lender) in the presence of	)	/s/ Katsouli Vasiliki